SEC 04004271 COMMISSION

RECEIVED FEB 27 2004 158 SECTION

X 3/17

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SEC FILE NUMBER
8-43852

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMBC Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue

(No. and Street)

New York	**New York**	**10172**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenichi Morooka, President **(212) 224-5010**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state, last, first, middle name*)

757 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kenichi Morooka**, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Securities, Inc.** , as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Kenichi Morooka
Signature

PRESIDENT
Title

Jane Hutta
Notary Public

JANE HUTTA
Notary Public, State of New York
No. 02HU5086376
Qualified in New York County
Commission Expires Oct. 14, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control Required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SMBC SECURITIES, INC.

Statements of Financial Condition

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
SMBC Securities, Inc.:

We have audited the accompanying statements of financial condition of SMBC Securities, Inc. (the Company) as of December 31, 2003 and 2002. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements financial condition referred to above present fairly, in all material respects, the financial position of SMBC Securities, Inc. as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 13, 2004

SMBC SECURITIES, INC.

Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	4,701,182	29,756,087
Securities purchased under agreements to resell		134,670,960	220,943,116
Securities owned, at market value		3,594,059	34,986,075
Receivable from brokers, dealers, and clearing organization		256,819	502,167
Receivable from customers		675,811	2,910,334
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,115,530 and $1,977,608		202,062	339,983
Deferred tax assets		446,292	996,858
Other assets		1,146,629	282,479
Total assets	$	145,693,814	290,717,099
Liabilities and Stockholders' Equity			
Liabilities:			
Securities sold under agreements to repurchase	$	70,977,783	217,528,788
Payable to brokers, dealers, and clearing organization		472,979	702,434
Payable to customers		—	225,500
Accounts payable, accrued expenses, and other liabilities		2,508,798	2,122,247
		73,959,560	220,578,969
Subordinated liabilities		25,000,000	25,000,000
Total liabilities		98,959,560	245,578,969
Commitments and contingencies			
Stockholders' equity:			
Common stock $0.10 par value. Authorized, issued, and outstanding of Class A and Class B are 5 shares and 995 shares in 2003 and 2002, respectively		100	100
Additional paid-in capital		39,999,900	39,999,900
Retained earnings		6,734,254	5,138,130
Total stockholders' equity		46,734,254	45,138,130
Total liabilities and stockholders' equity	$	145,693,814	290,717,099

See accompanying notes to statements of financial condition.

SMBC SECURITIES, INC.

Notes to Statements of Financial Condition

December 31, 2003 and 2002

(1) Organization

SMBC Securities, Inc. (the Company or SMBC-SI) is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. (NASD), and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990, and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provision (k)(2)(i) of such rule. Sumitomo Mitsui Banking Corporation (SMBC) owns 80% of the Class A common stock and 100% of the Class B common stock and SMBC Financial Services, Inc., a wholly owned subsidiary of SMBC, owns 20% of the Class A common stock.

The Company engages in trading of U.S. Government and agency securities and enters into repurchase and reverse repurchase agreements, which includes managing a matched book. The Company also acts as an originator, placement, or facility agent for commercial paper and other types of debt securities.

(2) Significant Accounting Policies

Cash and cash equivalents include cash balance, due from banks, and Federal funds sold. Federal funds are purchased and sold for one-day periods.

The fair value of the Company's assets and liabilities which qualify as financial instruments approximates the carrying amounts presented in the statements of financial condition.

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor obtains from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement.

The market value of collateral accepted by the Company under reverse repurchase agreements was $138,179,807 at December 31, 2003 and $248,781,602 at December 31, 2002, substantially all of which has been sold or repledged. Collateral received from counterparties is valued daily, and should the market value of the securities received decline below the principal amount loaned, plus accrued interest, additional collateral is requested when appropriate.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net by the counterparty when permitted under the Financial Accounting Standards Board's Interpretation No. 41 (FIN 41), *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. Securities offset under FIN 41 at December 31, 2003 and 2002 totaled $0 and $21,104,771, respectively.

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives ranging from three to five years. Amortization on leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related leases or useful lives of the improvements.

(Continued)

The Company provides for all income taxes in accordance with the asset and liability method of accounting. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

Securities owned are stated at market value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(3) Securities Owned

At December 31, 2003, securities owned represent a U.S dollar treasury bill which is pledged to a clearing organization as collateral. At December 31, 2002, securities owned represent a commercial paper which is not pledged to counterparties under repurchase agreements.

(4) Related Party Transactions

In the normal course of business, the Company engages in transactions with SMBC and affiliated companies. These transactions include but are not limited to securities purchased under agreements to resell and securities sold under agreements to repurchase transactions, trade execution, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying statements of financial condition:

		2003	2002
Securities purchased under agreements to resell	$	—	18,682
Receivable from customers		675,811	365,222
Securities sold under agreements to repurchase		—	53,511,286
Accounts payable, accrued expenses, and other liabilities		1,454,044	103,072
Subordinated liabilities		25,000,000	25,000,000

(5) Subordinated Liabilities

In February 2002, the Company amended its $25,000,000 subordinated loan agreement with SMBC. The loan matures on February 28, 2005, and bears interest at the three-month London Interbank Offered Rate plus 50 basis points. The subordinated loan has been approved as regulatory capital by the NASD and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

(6) Commitments and Contingencies

In 2002, the Company had amended its agreement for a Demand Promissory Note with JPMorgan Chase (the Bank). The Company could borrow up to $25 million with interest, based upon the prevailing U.S. Federal funds rate plus a spread, which was to be determined by the Bank. At December 31, 2003, this line was no longer available. Additionally, at December 31, 2003 and 2002, the Company had an uncommitted line of credit from SMBC for $50 million.

The Company occupies office space under a noncancelable sublease with SMBC which expires on August 31, 2010. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under the prime lease.

Future minimum rentals under the sublease are estimated as follows:

		Minimum rentals
Year ending December 31:		
2004	$	307,668
2005		307,668
2006		307,668
2007		307,668
2008		307,668
Thereafter		512,782
	$	2,051,122

(7) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes, settles, and finances proprietary securities transactions. These activities expose the Company to off-balance-sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company enters into transactions in financial instruments with off-balance-sheet risk in order to reduce its own exposure to market and interest rate risk and in connection with its normal proprietary trading activities. These financial instruments include forward and futures contracts, interest rate swaps, contractual commitments, and the writing of options, each of which contains varying degrees of off-balance-sheet risk whereby changes in the market values of the securities or money-market instruments underlying the financial instruments may be in excess of the amounts recognized in the statements of financial condition.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer

credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

There are no outstanding derivative financial instruments as of December 31, 2003 and 2002.

(8) Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the net capital requirements of the NASD and SEC Rule 15c3-1. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debt items arising from customer transactions, as defined. As of December 31, 2003, the Company's net capital was $69,263,460, which exceeded the required minimum by $69,013,460.

(9) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2003 and 2002 are as follows:

		2003	2002
Deferred rent	$	185,079	191,484
Depreciation		261,213	516,923
Other		—	288,451
Deferred tax assets	$	446,292	996,858

Although realization is not assured for the above deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings.

(10) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan and a defined contribution 401(k) plan sponsored by its parent, SMBC. The plans cover substantially all employees. Retirement plan costs are allocated to the Company based on actuarial computations. Participants of the 401(k) plan may contribute amounts up to 15% of their eligible compensation, subject to certain limitations. The Company will match such 401(k) contributions in an amount equal to the lesser of 50% of the first 6% contributed by the participant or 3% of total compensation.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
SMBC Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SMBC Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

KPMG LLP

February 13, 2004